June 12, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	salesforce.com, inc.
Form 10-K for the fiscal year ended January 31, 2007
Filed March 9, 2007
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comment contained in your letter dated May 30, 2007 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comment contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 58

1.	Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

We have historically disclosed sales and maturities in a single line item in our statement of cash flows because we believe that separately disclosing these amounts is not material to our investors. We have based this conclusion on several factors, including:

•

We typically hold our marketable securities, all of which for the past three years have been investment grade securities, to maturity. In fiscal 2007, approximately 2 percent of the sales and maturities amount disclosed in the statement of cash flows resulted from the cash proceeds from sales of marketable securities.

•	There were no material realized gains or losses on sales of marketable securities in any of the three years presented.

However, in light of the Staff’s comment, we will in future Form 10-K filings provide separate disclosure of sales and maturities of marketable securities in our consolidated statements of cash flows. The presentation in future Form 10-K filings will be as follows:

Fiscal Year Ended January 31,
	2008	2007	2006
Investing activities:
Purchases of marketable securities
Sales of marketable securities
Maturities of marketable securities

In responding to the Staff’s comment, we revisited the underlying detail for these investing activities. We supplementally advise the Staff that we discovered that the total amount of sales and maturities of marketable securities for fiscal 2007 incorrectly included the proceeds from the maturities of investments in cash equivalents. Similarly the purchases of marketable securities incorrectly included purchases of investments in cash equivalents.

The reported and adjusted balances were as follows (amounts in thousands):

	Reported	Adjusted
Purchases of marketable securities	$(827,562)	$(336,878)
Sales and maturities of marketable securities	$699,368	$208,684

Net cash used from these investing activities	$(128,194)	$(128,194)

Notwithstanding these differences, the net amount of purchases and sales and maturities of marketable securities of $128,194,000 remains the same, the net cash used in investing activities remains the same and the differences do not have any impact on the total amount of cash and cash equivalents and short-term and noncurrent marketable securities on our balance sheet. Similarly, it has no effect on any other reported amount in our financial statements.

We advise the Staff that we will reflect the adjusted amounts in next year’s 10-K filing.

* * * * *

Additionally, in response to your request, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comment. If you should have any comments or requests for information, please direct them to me. You can reach me at the Company’s address, or at phone number (415) 901-8490 or by fax at (415) 901-8437.

Very truly yours,

salesforce.com, inc.

David Schellhase
Senior Vice President and General Counsel

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Steve Cakebread, Chief Financial Officer, salesforce.com, inc.
Kenneth Juster, Executive Vice President, Law, Policy and Corporate Strategy, salesforce.com, inc.
Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron Alter, Esq., Wilson Sonsini Goodrich & Rosati
Dave Cabral, Ernst & Young LLP

3